02052997

PE 9-1-02

MANUALLY SIGNED COPY

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

RECD S.E.C.
SEP 4 - 2002
1086

**FORM 6-K**

**REPORT OF FOREIGN ISSUER**

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

PROCESSED
SEP 0 5 2002
THOMSON FINANCIAL

For the month of September, 2002

**Commission File Number 1-11412**

**BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED**
(Translation of Registrant's Name Into English)

**Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai Hong Kong, Special Administrative Region of the P.R.C.**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K an announcement in both English and Chinese of the Registrant dated September 3, 2002 and published in newspapers in Hong Kong on September 4, 2002 announcing the appointment of PricewaterhouseCoopers to fill the casual vacancy arising from the resignation of Arthur Andersen & Co. as the auditors of the Company.

# BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

## (華晨中國汽車控股有限公司)*

*(Incorporated in Bermuda with limited liability)*

## CHANGE OF AUDITORS

The Board of Directors (the "Board") of Brilliance China Automotive Holdings Limited (the "Company") announces that following the combination of the practices of Arthur Andersen & Co. and PricewaterhouseCoopers on 1 July 2002. PricewaterhouseCoopers has been appointed to fill the casual vacancy arising from the resignation of Arthur Andersen & Co. as the auditors of the Company effective 14 August 2002.

The Board hereby announces that following the combining of the practices of Arthur Andersen & Co. and PricewaterhouseCoopers on 1 July 2002, Arthur Andersen & Co. resigned as auditors of the Company and its subsidiaries with effect from 14 August 2002. The notice of resignation received by the Company from Arthur Andersen & Co. did not contain any matter which should be brought to the attention of the members and/or creditors of the Company.

The Board hereby further announces that PricewaterhouseCoopers has been appointed to fill the casual vacancy in the office of auditors of the Company until the conclusion of the next annual general meeting of the Company.

By Order of the Board
**Wu Xiao An**
*Chairman*

Hong Kong, 3 September 2002

* *For identification purpose only*

Hong Kong Economics Times - September 4, 2002

香港聯合交易所有限公司對本公告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

# BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

## (華晨中國汽車控股有限公司)*

(於百慕達註冊成立的有限公司)

## 核數師之變更

Brilliance China Automotive Holdings Limited (華晨中國汽車控股有限公司)*(「本公司」)董事會(「董事會」)謹此公佈，於安達信公司與羅兵咸永道會計師事務所於二零零二年七月一日合併執業後，羅兵咸永道會計師事務所已獲委任為本公司核數師，以填補安達信公司離任之臨時空缺。

董事會謹此公佈，於安達信公司與羅兵咸永道會計師事務所於二零零二年七月一日合併執業後，安達信公司於二零零二年八月十四日起已辭去本公司及其附屬公司之核數師職務。本公司接獲安達信公司所發出的辭任通知中並無載有本公司股東及／或債權人須留意的事宜。

另外，董事會謹此宣佈，羅兵咸永道會計師事務所已獲委任為本公司核數師，以填補安達信公司離任之臨時空缺，任期直至本公司下屆股東週年大會止。

承董事會命
主席
吳小安

香港，二零零二年九月三日

* 僅供識別

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive
Holdings Limited

Dated: September 4, 2002

By: Xiaoan Wu
Name: Xiaoan Wu
Title: Chairman